Exhibit 99.1

Forward Pharma Investor Slides (Nasdaq:FWP) June 3, 2020 2020© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer

Forward - Looking Statements 2 2020© Forward Pharma A/S Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential . ” Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in or obtain a favorable decision in the Opposition Proceeding, after all appeals ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; the issuance and term of our patents ; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; our ability to defend our tax filing positions ; and the sufficiency of the Company's cash resources . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2019 . We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward - looking statements contained in this presentation as a result of new information, future events or otherwise .

Investment Highlights 3 2020© Forward Pharma A/S ▪ Business optimized to support ongoing IP strategy and continuing obligations per Settlement and License Agreement ▪ Tecfidera® (DMF) remains a leading therapy for multiple sclerosis ▪ FWP has IP - gated access to future royalties on Tecfidera® sales outside the U.S. (FY2019: $ 1.16 B) ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® net sales outside the U.S. dependent on outcome of appeal of Opposition Division decision on the EP 2 801 355 (EP’355) patent validity

Share Value Drivers under the Settlement and License Agreement Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. Appropriate risk - adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2019, where risk factors are identified and described in detail. Tecfidera® ex - U.S. sales $ 1.16 B (2019) Potential Royalties from ex - U.S. net sales of Tecfidera® Forward Pharma Net Cash 4 2020© Forward Pharma A/S

Balance Sheet and Operating Results ▪ Staff of 4 employees, including 2 part - time employees (all in Management and Finance function) ▪ Share information (per June 2, 2020) ▪ Closing price per ADS: ▪ Market Cap: ▪ Number of issued shares: $ 5.87 $ 40.5 M 96,487,597, of which ~24% are listed as American Depositary Shares (ADS) ( Ticker: FWP) / 1 ADS represents 14 shares Balance Sheet # At December 31, 2019 USD ‘000s C a sh $ 77,598 Other assets 567 Total assets 78,165 Total shareholder equity 77,569 Total liabilities 596 Total shareholder equity and liabilities $ 78,165 Operating Results # Year ended December 31, 2019 USD ‘000s R e v en ue $ - Operating expenses* (5,283) Other income 1,062 Net loss $ (4,221) 5 2020© Forward Pharma A/S * Includes non - cash share - based compensation of $ 2.1 million # Based on (i) condensed consolidated statement of Forward Pharma’s financial position as of December 31, 2019 and condensed consolidated statement of profit or loss for 12 - month period ended December 31, 2019. See Form 20 - F dated April 24, 2020

Potential Royalties on Tecfidera® Net Sales outside the U.S. The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website . Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31 , 2019 . Gating event If we prevail in the EP‘355 Opposition Proceeding, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF January 1, 2021 until December 31, 2028: January 1, 2029 and after: Ro ya l ty 10% 20% No Royalties payable 6 2020© Forward Pharma A/S • Royalties are payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the Settlement and License Agreement, would infringe a Forward licensed patent and subject to, among other things, expiration or invalidation of the patents or impact of generic entry on a country - by - country basis, as defined in the Settlement and License Agreement • Assuming that the EP’355 patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the patent has a maximum duration until October 2025 (subject to possible SPC extension until January 2029 on a country - by - country basis, as discussed in the Annual Report on Form 20 - F for the year ended December 31, 2019). Positive Outcome Negative O ut c ome

Ex-U.S. Potential Royalty-Bearing Claims

FORWARD PHARMA

If Forward obtains a Relevant Patent in the European EP'355 opposition proceeding including all appeals therefrom, and can show on a country-by-country basis outside the U.S. that Tecfidera® infringes a valid licensed patent, royalties may be payable. In Europe, there are presently four patents and patent applications with potentially royalty-bearing claims.

	Application Number	Description
Europe	EP14172398.1 (Pat. No. EP 2 801 355)	Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat **Revoked by Opposition Division – January 29, 2018** **Appeal filed – May 7, 2018**
	EP15166243.4 (Pat. No. EP 2 965 751)	Treating MS with 480-600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. **Application pending**
	EP14172396.5 (Pat. No. EP 2 792 349)	Controlled release composition of DMF for use in treating hyperproliferative, inflammatory or autoimmune disorders other than psoriasis with 480 mg/day **Application pending**
	EP16001391.8 (Pat. No. EP 3 093 012)	Controlled release pharmaceutical composition comprising DMF in an amount of 50-90% by weight **Application pending**

A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF.

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Timeline for the appeal of the first instance decision in the EP 2 801 355 Opposition Proceedings May 7, 2018 Dates represent current estimates of the timeline; a green tick mark signifies actual date of completed event. If the ruling of the TBA is favorable, we expect the TBA to remit the case to the Opposition Division to resolve the remaining elements of the original opposition. We estimate this process to take approximately two to three years. Documents can be located through https://register.epo.org/regviewer EP 2 801 355 patent revoked in Opposition Pr o c ee din g s Jan 29, 2018 Filed notice of appeal to Technical Board of Appeal Aug 1, 2018 Filed statement of grounds of appeal to Technical Board of Appeal Feb 2, 2021 Oral Pr o c ee din g s before the Technical Board of Appeal 8 2020© Forward Pharma A/S

European EP 2 801 355 Opposition Proceeding 9 2020© Forward Pharma A/S ▪ EP 2 801 355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ On January 29, 2018, the Opposition Division (OD) of the EPO revoked the EP 2 801 355 patent ▪ Appeal of the decision of the OD to the Technical Board of Appeal (TBA) was initiated on May 7, 2018, with an oral hearing before the TBA scheduled for February 2, 2021. ▪ If the ruling is favorable, we expect the TBA to remit the case to the OD to resolve the remaining elements of the original opposition. We estimate this process to take approximately two to three years.

C on t act 10 2020© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com

APPENDIX: Key IP Overview:

Core Composition Patent Family

Patent / Application	Patent Family	Status
EP 2 801 355	Core Composition	Revoked by decision of January 29, 2018; under appeal.
EP 1 799 196	Core Composition	Revoked by decision of September 18, 2018; under appeal.
EP 2 801 354	Core Composition	Revoked by decision of May 7, 2019; under appeal.
EP 3 093 012	Core Composition	Pending.
EP 2 965 751	Core Composition	Pending.
EP 2 792 349	Core Composition	Pending.

Beyond the Core Composition patent family, other patent families include the Erosion Matrix patent family, the European Patent Application Nos. EP 2 879 672, EP 3 038 606 and EP 3 038 605. As a result of the corporate restructuring that was completed pursuant to Appendix D of the Settlement and License Agreement, the intellectual property of Forward Pharma that is the subject of the Settlement and License Agreement was ultimately transferred to FWP IP ApS, a Danish limited liability company, and the capital stock of FWP IP ApS was transferred to a newly formed independent Danish foundation. For more information regarding this restructuring and transfer, see our Form 6-K and press release dated November 22, 2017.

Date of preparation: June 2, 2020

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